KPMG LLP Telephone (416) 777-8500 Bay Adelaide Centre Fax (416) 777-8818 333 Bay Street Suite 4600 Internet www.kpmg.ca Toronto ON M5H 2S5 Canada KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG Network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors of Alamos Gold Inc. We consent to the use in this annual report on Form 40-F of: - our Independent Auditors’ Report of Registered Public Accounting Firm, dated March 22, 2016, on the consolidated financial statements of Alamos Gold Inc. (the “Company”), comprising the consolidated statements of financial position of the Company as at December 31, 2015 and December 31, 2014, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, - our Report of Independent Registered Public Accounting Firm, dated March 22, 2016, on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2015. Our Independent Auditors’ Report of Registered Public Accounting Firm indicates that the comparative information presented for the year ended December 31, 2014 has been restated. We also consent to the incorporation by reference of such reports in the Registration Statement No. 333- 206182 of the Company. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants March 22, 2016 Toronto, Canada